Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

QUHUO LIMITED

March 11, 2026

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 A.M. Eastern Time on March 5, 2026.

Please detach along perforated line and mail in the envelope provided.

00030300300300030000 3 031126

Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on March 11, 2026.
THE BOARD RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4 AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. (Ordinary Resolution): Approval of the termination of the Company's ADR program (including termination of the deposit agreement) and the direct listing of the Company's Class A ordinary shares on Nasdaq, with both occurring on the same date.	☐	☐	☐
2. (Ordinary Resolution): Approval of a 32,000-to-1 share consolidation across all classes (and any undesignated shares), changing par value from US$0.0001 to US$3.20, effective simultaneously with Proposal 1; no fractional shares to be issued and aggregated fractional entitlements to be rounded up.	☐	☐	☐
3. (Ordinary Resolution): Approval, immediately following Proposal 2, to increase the Company's authorized share capital to US$3,840,000,000 divided into 1,200,000,000 shares (Class A: 1,000,000,000; Class B: 10,000,000; Class C: 10,000,000; Undesignated: 180,000,000), each with par value US$3.20.	☐	☐	☐
4. (Special Resolution): Approval, immediately following Proposal 3 and subject to Cayman Islands statutory filings/registration, of a capital reduction reducing par value from US$3.20 to US$0.0001 per share, transferring the resulting credit to a distributable reserve, effecting a share sub-division of the authorized but unissued shares of the Company and amending the authorized share capital to US$120,000 divided into 1,200,000,000 shares with par value US$0.0001 each (same class breakdown as Proposal 3) by cancelling excess authorized but unissued shares in the authorized share capital of the Company.	☐	☐	☐
5. (Ordinary Resolution): Approval to authorize the Board, within five (5) years after the date of the Meeting (or such date as any director or the Chief Executive Officer deems advisable), to effect an additional share consolidation of 1,000-to-1, or such lesser whole number (not less than 2) as the Board may determine in its sole discretion (the "Potential Share Consolidation").	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.